UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39950

Evaxion Biotech
(Translation of registrant's name into English)

Dr. Neergaards Vej 5f
DK-2970 Hoersholm
Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1 (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Executive Management Changes

In a Press Release dated August 29, 2023, Evaxion Biotech, A/S (the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, announced certain executive management changes. Per Norlén, M.D., PhD., will resign from his current position as the Company’s Chief Executive Officer (“CEO”). In Dr. Norlén’s place, the Company has appointed Christian Kanstrup.

Mr. Kanstrup brings 25 years of life science experience and comes with a very strong track record in leading strategy development as well as business development and with a broad understanding of capital markets and investor relations in listed and unlisted companies. Mr. Kanstrup has held several senior leadership positions at Novo Nordisk, including Head of Biopharma Operations. Mr. Kanstrup will succeed Dr. Norlén as the Company’s new CEO on September 1, 2023.

In accordance with the terms of Mr. Kanstrup’s employment agreement with the Company entered into on August 29, 2023, Mr. Kanstrup will receive an annual base salary of DKK 2,400,000 (approximately USD$348,002 based on the current exchange rate of USD$1.00 = DKK6.8965 on August 25, 2023), plus Warrants to purchase 100,000 shares of the Company’s ordinary shares DKK 1 nominal value (the “Ordinary Shares”), with an exercise price equal to the fair market value of the Company’s American Depositary Shares representing Ordinary Shares on the date of grant thereof, which will be the start date of Mr. Kanstrup’s employment with the Company. Such Warrants will be subject to the Company’s standard terms and conditions and will vest in equal monthly installments of 1/36th per month over three years from the date of grant. In addition, at the full discretion of the Company’s Board of Directors,Mr. Kanstrup may receive an annual bonus of between 120-360% of his annual base salary. The Company can terminate Mr. Kanstrup’s employment at any time upon 12 months’ prior notice. Mr. Kanstrup may terminate his employment with the Company upon six months’ prior notice. In addition, if within any period of 12 consecutive months Mr. Kanstrup is absent due to illness for a total of 120 days or should Mr. Kanstrup be deemed to be permanently disabled, the Company may terminate his employment upon three months’ prior notice.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Company’s Press Release dated August 29, 2023, related to the change in the Company’s Chief Executive Officer.

On August 29, 2023, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated August 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evaxion Biotech
(Registrant)

Date: August 29, 2023	/s/ Sabine Mølleskov
Sabine Mølleskov
VP Investor Relations